2008 ANNUAL REPORT

Financial Highlights

1 A Heritage Of Innovation Fortifies Our Future. A message from our President and CEO, Mark Comerford.  I am delighted to be a part of Haynes International, Inc., having joined the company in October 2008. Although the current global economic environment is challenging, it is also an opportunity for Haynes International to strengthen its position in the marketplace. Our commitment to developing more advanced alloys and providing service to our customers worldwide is a proven business model. We’re taking that model and building on it with four core strategies: innovation, service, operational excellence and financial strength. Innovation is why we’re different. The entrepreneurial spirit of our research and development group continues to position the company for the future with new products such as: - HAYNES® 282® alloy HASTELLOY® HYBRID-BC1® alloy -HASTELLOY® G-35® alloy -HASTELLOY® C-22HS® alloy -HAYNES® HR-224TM alloy -HAYNES® NS-163® alloy Like all of our products, these alloys are targeted at solving specific customer performance issues. We work directly with our customers’ engineers who design our materials into their products to improve performance and reliability. Service is why we’re better. The products we manufacture and distribute are complex. Our worldwide technical and commercial service capabilities are focused on having material available to meet the production needs of our customers and having the technical capabilities to solve application and fabrication issues. Operational excellence will make us a better supplier and employer. We continue to invest in our people and our facilities because we believe it will enhance our prospects for long-term growth. In fiscal 2008, we made significant progress on our modernization effort; installing manufacturing equipment and implementing processes befitting the advanced nature of the cutting-edge alloys we produce. Financial strength is how we’ll continue to improve our business model. During fiscal 2008, we expanded and upgraded our facilities, increased production volume, and substantially reduced our debt. We are satisfied with the financial results we achieved during these difficult circumstances. These financial results included:  Record revenues of $637.0 million  Operating income of $98.9 million  Net income of $62.8 million The achievements I have mentioned were accomplished through the dedication of our employees. At Haynes International, we are extremely proud of our heritage and are committed to meeting our future challenges head on. Additionally, we are forever indebted to Francis J. Petro for the leadership he provided Haynes International over the past 10 years. Francis restored confidence and excellence to our company. We also thank Ron Zabel, who is retiring from our Board of Directors this year, for his 4 years of service. We are committed to building on the innovative tradition established by Elwood Haynes in 1912 and continued by all those who follow. We enter fiscal 2009 financially and operationally better able to weather the current economic storm than at any time in our recent history. We are confident that our strong balance sheet and our commitment to innovation and continuous improvement will enable us to meet the challenges ahead. Sincerely, Mark Comerford President and Chief Executive Officer Haynes International, Inc. HAYNES 2008 ANNUAL REPORT

Infinia Corp 2008 HAYNES® 230® alloy is used for its exceptional high-temperature properties by Infinia Corporation in their Stirling engines, which are the heart of their solar power generators. 2

2 Innovation Haynes International is synonymous with innovation. New alloys... new applications. Five new high-performance alloys invented in the 1980s. Seven new high-performance alloys invented in the 1990s. Six new high-performance alloys invented since 2000. HAYNES® 282® alloy combines exceptional high-temperature properties with good weldability and fabricability. The 282 alloy is a leading candidate for hot-section components found in gas turbines and for other industrial applications, including those associated with automotive turbochargers and ultra-supercritical boilers. HASTELLOY® HYBRID-BC1® alloyoffers improved resistance to the most aggressive corrosion environments found in the chemical processing industry, including hydrochloric and sulfuric acids. Moreover, it can also withstand oxidizing acids and mixtures to moderate temperatures, and possesses remarkable resistance to chloride-induced pitting, crevice attack, and stress-corrosion cracking. HASTELLOY® G-35® alloy is a corrosion-resistant alloy for service in “wet process” phosphoric acid, which is widely used in the production of fertilizers. This Ni-Cr-Mo alloy was designed to resist under-deposit corrosion attack, which is a common problem for evaporators used to concentrate “wet process” phosphoric acid. HASTELLOY® C-22HS® alloy is a versatile C-type alloy with excellent resistance to both oxidizing and reducing acids and can be aged to achieve a strength roughly double that of other C-type alloys with no loss of corrosion properties. This alloy is aimed at applications in the oil & gas and chemical processing industries. HAYNES® HR-224TM alloy is a new Ni-Fe-Cr-Al alloy designed to achieve superior oxidation resistance and provide excellent ductility and formability. Potential markets include automotive, thermal processing, and gas turbines. HAYNES® NS-163® alloy was designed to bring a new level of high-temperature alloy performance at temperatures up to 2200 F (1204 C). NS-163 is a cobalt-based alloy that is fully fabricable and weldable and can achieve a high level of stress-rupture strength through a unique heat treatment in nitrogen. The alloy is expected to find applications in aircraft and land-based gas turbines, and other industries including automotive.

4 Service Creating value through collaboration. We have always emphasized customer service and integrated it into our marketing strategy. Customers come to us to help them solve their most difficult and challenging technical issues. Our team of technical support staff works closely with our customers to understand their business, their products and the markets they serve. This collaborative approach enables us to provide value to our customers beyond that of the alloys themselves. Our products are used in end-markets that improve the quality of life for people worldwide. FY 2008 Net Sales By Region

5 FY 2008 Net Sales by End Market Operational Excellence Operational excellence through continuous improvement. We’re committed to staying ahead of the curve at all points of the manufacturing process. That’s why we continue to invest in our production facilities, including the upgrade to our Kokomo sheet finishing operations and the installation of a new pilger mill at our tubular facility in Arcadia. The upgrade to our sheet finishing operations has increased our annual sheet capacity from 9 million pounds to 14 million pounds and is expected to improve efficiency and delivery times. As part of this commitment to continuous improvement, in fiscal 2008 we began implementing certain principles of lean methodology metrics and controls throughout our manufacturing process.

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7 Financial Strength Stronger balance sheet … improved liquidity. We reduced our debt in fiscal 2008, despite significant capital expenditures and increases in working capital. FY 2008 In addition, we had availability of $98 million under our recently renewed revolving credit facility at September 30, 2008. The strength of our balance sheet allows us to adapt to a rapidly changing environment.

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Executive Offices Haynes International, Inc. 1020 West Park Avenue P.O. Box 9013 Kokomo, Indiana 46904-9013 Phone: (765) 456-6000 Directors John C. Corey, Chairman Mark Comerford, President, CEO Paul J. Bohan Donald C. Campion Robert H. Getz Timothy J. McCarthy Francis J. Petro William Wall Ronald W. Zabel Officers Mark Comerford, President and Chief Executive Officer Marcel Martin, Vice President – Finance, Treasurer and Chief Financial Officer Dan Maudlin, Controller and Chief Accounting Officer Mike Douglas, Vice President – Tubular Products Stacy Kilian, Vice President – General Counsel & Corporate Secretary Jim Laird, Vice President – Marketing, Research & Development Marty Losch, Vice President – North American Sales Jean Neel, Vice President – Corporate Affairs Scott Pinkham, Vice President – Manufacturing Operations Greg Spalding, Vice President – Haynes Wire & Chief Operating Officer Jeff Young, Vice President & Chief Information Officer Cris Ostrand, Vice President – International Sales and Operations Stock Listings & Quotations Haynes International, Inc.’s common stock is listed on The NASDAQ Global Market under the symbol “HAYN.” Investor Inquiries Haynes International, Inc. Investor Relations Department (765) 456-6110 http://www.haynesintl.com/IR/InvRel.htm Transfer Agent Wells Fargo Shareowner Services 161 N. Concord Exchange St. South St. Paul, MN 55075 Phone: (651) 306-4341 www.wellsfargo.com/shareownerservices Notice of Annual Meeting The annual meeting of shareholders will be held at the Conrad Indianapolis, 50 West Washington St., Indianapolis, Indiana 46204 on Monday, February 23, 2009. Proxy cards should be signed, dated and returned promptly to ensure all shares are represented at the annual meeting and voted in accordance with the instruction of their owners. Stockholders are encouraged to attend the annual meeting. Form 10-K Report A copy of the Company’s Annual Report on Form 10-K (“Annual Report”), as filed with the Securities and Exchange Commission (“SEC”) for the fiscal year ended September 30, 2008 can be obtained, without charge, through the Company’s website address above or at www.sec.gov, the website for the Securities and Exchange Commission, or by writing to the Investor Relations Department at the Executive Offices. Forward-looking Information This document contains statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. When used in this document, the words “believes,” “anticipates,” “expects,” “plans” and similar expressions are intended to identify forward-looking statements. Although the Company believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, such forward-looking statements are subject to a number of risks and uncertainties, and the Company can provide no assurances that such plans, intentions or expectations will be achieved. Many of these risks are discussed in detail in the Company’s filings with the Securities and Exchange Commission, in particular in its Form 10-K for the fiscal year ended September 30, 2008. You should carefully read these risk factors. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. All forward-looking statements speak only to the respective dates on which such statements are made and the Company does not undertake and specifically declines any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. It is not possible to anticipate and list all risks and uncertainties that may affect the future operations or financial performance of the Company; however, they include, but are not limited to, statements regarding the intent, belief or current expectations of the Company or its management with respect to strategic plans; trends in the industries that consume the Company’s products; global economic and political uncertainties; production levels at the Company’s Kokomo, Indiana facility; commercialization of the Company’s production capacity; and the Company’s ability to develop new products.

Global Headquarters: 1020 W. Park Avenue P.O. Box 9013 Kokomo, Indiana USA 46904-9013 800-354-0806 haynesintl.com © 2009 Haynes International, Inc.